July 19, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Carlos Pacho

Re:	ADTRAN, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 24, 2016

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Filed May 4, 2016

SEC Comment Letter Dated June 20, 2016

File No. 000-24612

Ladies and Gentlemen:

This correspondence is in response to the letter to ADTRAN, Inc. (the “Company”), dated June 20, 2016 (the “Comment Letter”) from Carlos Pacho, Senior Assistant Chief Accountant, Division of Corporation Finance of the Securities and Exchange Commission.

In connection with the letter from Dentons US LLP, as counsel to the Company, filed on the date hereof in response to the Comment Letter, and as required by the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/ s / Roger D. Shannon

Roger D. Shannon, Chief Financial Officer

cc:	Thomas R. Stanton

Thomas Wardell